UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission file number: 0-30324

RADWARE LTD.
(Name of registrant)

22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Form 6-K is hereby incorporated by reference into Registration Statements on Form S-8 (Commission File Numbers 333-12156, 333-13818, 333-105213, 333-114668, 333-135218, 333-161796, 333-166673, 333-166674, 333-193124, 333-212608, 333-218987 and 333-224246).

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Radware Scheduled Conference Call for Fourth Quarter 2018 Earnings and Hosts Investor Meeting, dated January 2, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: January 2, 2019	By:	/s/ Doron Abramovitch
Doron Abramovitch
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

99.1	Radware Scheduled Conference Call for Fourth Quarter 2018 Earnings and Hosts Investor Meeting